UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

U.S. Concrete, Inc.
(Name of Issuer)

 Common Stock, $0.001 par value per share
(Title of Class of Securities)

90333L102
(CUSIP Number)

Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606
Telephone: (914) 683-1002
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L102

1.	Names of Reporting Persons Whippoorwill Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,494,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,494,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) IA; CO

CUSIP No. 90333L102

1.	Names of Reporting Persons Shelley F. Greenhaus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,494,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,494,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 90333L102

1.	Names of Reporting Persons Steven K. Gendal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,494,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,494,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) IN; HC

Item 1.	Security and Issuer

This Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.001 per share ("Common Shares") of U.S. Concrete, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 2925 Briarpark, Suite 1050, Houston, TX 77042.

Item 2.	Identity and Background

(a), (b), (c):  This Schedule 13D is being filed by Whippoorwill Associates, Inc. ("Whippoorwill"), Shelley F. Greenhaus ("Mr. Greenhaus") and Steven K. Gendal ("Mr. Gendal" and, together with Whippoorwill and Mr. Greenhaus, the "Reporting Persons").

Whippoorwill is a Delaware corporation having its principal place of business at 11 Martine Avenue, White Plains, New York 10606.

Shelley F. Greenhaus is Principal and President of Whippoorwill having his principal business address c/o Whippoorwill at 11 Martine Avenue, White Plains, New York 10606.  Mr. Greenhaus is a citizen of the United States.

Steven K. Gendal is Principal of Whippoorwill having his principal business address c/o Whippoorwill at 11 Martine Avenue, White Plains, New York 10606. Mr. Gendal is a citizen of the United States.

The principal business of each Reporting Person is to provide discretionary investment advisory services and any business related thereto or useful in connection therewith.

Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors and executive officers of Whippoorwill (collectively, the "Whippoorwill Covered Persons"), and the business address and present principal occupation or employment and citizenship of each of the Whippoorwill Covered Persons.

(d), (e):  During the past five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Shares and the Issuer's 9.5% Convertible Secured Notes ("Convertible Notes") covered by this statement were purchased in the ordinary course of business by the Accounts (as defined below) for an aggregate purchase price of $24,718,405.  The source of funds for the purchases was assets of the Accounts available for investment.

Item 4	Purpose of Transaction

The Common Shares and Convertible Notes covered by this statement were purchased for investment by the Accounts.

Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the Whippoorwill Covered Persons, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Shares or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  Without limiting the foregoing, the Reporting Persons' intention generally is to explore means to realize favorable returns upon their investment in the Common Shares and accordingly, on an on-going basis, the Reporting Persons may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Shares beneficially owned by them, either through open market or privately negotiated transactions.  The Reporting Persons reserve the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)  Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 14, 2011, there were 12,867,239 Common Shares of Common Stock outstanding as of November 11, 2011.

As of December 22, 2011, Whippoorwill may be deemed to be the beneficial owner of an aggregate of 3,494,000 Common Shares, representing 25.2% of the Common Shares.  Of such beneficially owned Common Shares, 2,486,762 were held as Common Shares and 1,007,238 are potentially issuable upon conversion of U.S. Concrete's 9.5% Convertible Secured Notes ("Convertible Notes").  The calculation of the number of Common Shares issuable upon conversion of the Convertible Notes is based on the conversion price on December 22, 2011 of $10.50 per share and $10,576,000 aggregate principal amount of Convertible Notes that may be deemed beneficially owned by Whippoorwill on such date.  The Convertible Notes reported as beneficially owned by Whippoorwill are not currently convertible by Whippoorwill because, pursuant to the terms of such Convertible Notes as set forth in the indenture, dated as of August 31, 2010, by and among the Issuer, the guarantors named therein and U.S. Bank National Association, as trustee (the “Indenture”), no person may convert the notes to the extent that upon conversion such person would beneficially own more than 9.9% of all outstanding Common Shares, although, under certain circumstances as described in the Indenture, such person may be entitled to receive Common Shares upon conversion of the notes notwithstanding that such person would beneficially own more than 9.9% of all outstanding Common Shares.

The Common Shares and Convertible Notes disclosed herein as beneficially owned by Whippoorwill are held for the account of various funds and third party accounts (the "Accounts") for which Whippoorwill has discretionary authority and acts as general partner or investment manager.

Each of Mr. Greenhaus, as President and Principal of Whippoorwill, and Mr. Gendal, as Principal of Whippoorwill, may be deemed to beneficially own all the Common Shares and Convertible Notes beneficially owned by Whippoorwill.

(b)  See Items 7 through 10 of the cover page for each Reporting Person.

(c)  The transactions in the Issuer's securities by the Accounts during the 60 days prior to the filing of this Schedule 13D are listed in Exhibit A attached hereto and incorporated herein by reference.  The transactions were effected through one or more brokers in the market.

(d)  The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned by Whippoorwill.  The following Accounts beneficially own more than 5% of the Common Shares:  (1) WellPoint, Inc., an Indiana corporation, (2) Whippoorwill Distressed Opportunity Fund, L.P., a Delaware limited partnership; and (3) Whippoorwill Offshore Distressed Opportunity Fund, Ltd., a Cayman Islands exempted company limited by shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Note Purchase Agreement

The notes were issued pursuant to a Note Purchase Agreement, dated August 26, 2010 (the "Note Purchase Agreement"),  between the Issuer and certain parties thereto.  Pursuant to the Note Purchase Agreement, the Issuer has undertaken certain obligations with respect to the issuance and maintenance of the Notes.  The full text of the Note Purchase Agreement is set forth in Exhibit B and incorporated herein by reference.

Registration Rights Agreement

Holders of the Convertible Notes reported as beneficially owned in this Schedule 13D have the benefit of a registration rights agreement, dated August 31, 2010 (the "Registration Rights Agreement"), under which the Issuer agreed, pursuant to the terms and conditions set forth therein, to register the Convertible Notes and the Common Shares into which the Convertible Notes convert.  Under the Registration Rights Agreement, the Issuer was required to use commercially reasonable efforts to file shelf registration statements covering the resale of the Convertible Notes, the resale of Common Shares issuable upon conversion of the Convertible Notes and Common Shares issued to holders to pay interest, premium or other amounts owed to holders of the Convertible Notes.  Such registration statements on Form S-1 were declared effective by the Securities and Exchange Commission on April 8, 2011 and October 26, 2011.

Under the Registration Rights Agreement, holders of the Convertible Noteholders are also entitled to unlimited piggyback rights on any registrations with respect to an underwritten offering of securities by the Company for its own account, subject to certain exceptions.  The foregoing registration rights are subject to customary limitations and exceptions, including the Issuer's right to defer registration in certain circumstances and certain cutbacks by underwriters.  The full text of the Registration Rights Agreement is set forth in Exhibit C and incorporated herein by reference.

Joint Filing Agreement

On January 3, 2012, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement").  A copy of the Joint Filing Agreement is filed herewith as Exhibit D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Transactions in the Issuer's Securities.

Exhibit B – Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 27, 2010).

Exhibit C – Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on September 2, 2010).

Exhibit D – Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2012

WHIPPOORWILL ASSOCIATES, INC.		Shelley F. Greenhaus

By:	/s/ Shelley F. Greenhaus	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus
Title: President

Steven K. Gendal

/s/ Steven K. Gendal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
WHIPPOORWILL ASSOCIATES, INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Whippoorwill Associates, Inc.  The business address for each such person is c/o Whippoorwill at 11 Martine Avenue, White Plains, New York 10606.

Name	Principal Occupation or Employment	Citizenship
Shelley F. Greenhaus	Director and Principal of Whippoorwill	USA
Steven K. Gendal	Principal of Whippoorwill	USA
Vincent G. Vacco	Chief Financial Officer of Whippoorwill	USA

EXHIBIT A

TRANSACTIONS IN THE ISSUER'S SECURITIES

Set forth below is a list of the Reporting Persons' transactions in the Common Shares and Convertible Notes which have been effected in the past 60 days in the ordinary course of business.

Common Shares

Trade Date	Purchase or Sale	Quantity	Price per share
12/22/11	Purchase	1,111,884	$1.90

Convertible Notes

Trade Date	Purchase or Sale	Quantity	Price (cents on the dollar)
11/15/11	Purchase	$501,000 principal amount	95.25

EXHIBIT D

JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

(i)  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii)  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated:  January 3, 2012

WHIPPOORWILL ASSOCIATES, INC.		Shelley F. Greenhaus

By:	/s/ Shelley F. Greenhaus	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus
Title: President

Steven K. Gendal

/s/ Steven K. Gendal